UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 15)1

First United Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

33741H107

(CUSIP Number)

J. ABBOTT R. COOPER

DRIVER MANAGEMENT COMPANY LLC

250 Park Avenue

7th Floor

New York, NY 10177

(212) 572-4811

with copies to:

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

EITAN HOENIG, ESQ.

KLUK FARBER LAW PLLC

166 Mercer Street, Suite 6B
New York, New York 10012
(646) 850-5009

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 25, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33741H107

1	NAME OF REPORTING PERSON

Driver Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		360,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

360,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.07%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 33741H107

1	NAME OF REPORTING PERSON

Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		360,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

360,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.07%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 33741H107

1	NAME OF REPORTING PERSON

J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		360,637
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

360,637
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.07%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 33741H107

1	NAME OF REPORTING PERSON

Michael J. Driscoll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 33741H107

1	NAME OF REPORTING PERSON

Lisa Narrell-Mead
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		650
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

650
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 33741H107

1	NAME OF REPORTING PERSON

Ethan C. Elzen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		425
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

425
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 33741H107

The following constitutes Amendment No. 15 to the Schedule 13D filed by the undersigned (“Amendment No. 15”). This Amendment No. 15 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

Certain of the Shares were acquired in exchange for newly issued equity interests in Partnership. The remaining Shares were purchased by Partnership with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 360,637 Shares beneficially owned by Partnership is approximately $7,373,270, excluding brokerage commissions.

The Shares purchased by Dr. Driscoll were purchased with personal funds in open market purchases. The aggregate purchase price of the 4,500 Shares beneficially owned by Dr. Driscoll is approximately $82,371, excluding brokerage commissions.

The Shares purchased by Ms. Narrell-Mead were purchased with personal funds in open market purchases. The aggregate purchase price of the 650 Shares beneficially owned by Ms. Narrell-Mead is approximately $14,827, excluding brokerage commissions.

The Shares purchased by Mr. Elzen were purchased with personal funds in open market purchases. The aggregate purchase price of the 425 Shares beneficially owned by Mr. Elzen is approximately $10,191, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 25, 2020, Driver delivered a letter (the “March 25 Letter”) by email to the Issuer’s Lead Independent Director, John McCullough. On March 26, 2020 driver delivered a letter (the “March 26 Letter”) by email to the Mr. McCullough.

The March 25 Letter and the March 26 Letter are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 7,112,189 shares of Common Stock outstanding as of February 29, 2020, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 13, 2020.

A.	Partnership
(a)	As of the date hereof, Partnership beneficially owned 360,637 Shares.

Percentage: Approximately 5.07%

8

CUSIP No. 33741H107

(b)	1. Sole power to vote or direct vote: 360,637
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 360,637
4. Shared power to dispose or direct the disposition: 0
(c)	Partnership has not entered into any transaction in the Shares since the filing of Amendment No. 14 to the Schedule 13D.
B.	Driver
(a)	Driver, as the general partner of Partnership, may be deemed the beneficial owner of the 360,637 Shares beneficially owned by Partnership.

Percentage: Approximately 5.07%

(b)	1. Sole power to vote or direct vote: 360,637
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 360,637
4. Shared power to dispose or direct the disposition: 0
(c)	Driver has not entered into any transaction in the Shares since the filing of Amendment No. 14 to the Schedule 13D.
C.	Mr. Cooper
(a)	Mr. Cooper, as the managing member of Driver, may be deemed the beneficial owner of the 360,637 Shares beneficially owned by Partnership.

Percentage: Approximately 5.07%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 360,637
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 360,637
(c)	Mr. Cooper has not entered into any transaction in the Shares since the filing of Amendment No. 14 to the Schedule 13D.
D.	Dr. Driscoll
(a)	As of the date hereof, Dr. Driscoll directly beneficially owned 4,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 4,500 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 4,500 4. Shared power to dispose or direct the disposition: 0
9

CUSIP No. 33741H107

(c)	The transaction in the Shares by Dr. Driscoll since the filing of Amendment No. 14 to the Schedule 13D is set forth on Schedule A and incorporated herein by reference.
E.	Ms. Narrell-Mead
(a)	As of the date hereof, Ms. Narrell-Mead directly beneficially owned 650 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 650 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 650 4. Shared power to dispose or direct the disposition: 0
(c)	Ms. Narrell-Mead has not entered into any transaction in the Shares since the filing of Amendment No. 14 to the Schedule 13D.
F.	Mr. Elzen
(a)	As of the date hereof, Mr. Elzen directly beneficially owned 425 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 425 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 425 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Elzen has not entered into any transaction in the Shares since the filing of Amendment No. 14 to the Schedule 13D.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	The March 25 letter, dated March 25, 2020
99.2	The March 26 Letter, dated March 26, 2020

10

CUSIP No. 33741H107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2020

Driver Opportunity Partners I LP

By:	Driver Management Company LLC
its general partner

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

/s/ Michael J. Driscoll
Michael J. Driscoll

/s/ Lisa Narrell-Mead
Lisa Narrell-Mead

/s/ Ethan C. Elzen
Ethan C. Elzen

11

CUSIP No. 33741H107

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 14 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Michael J. Driscoll

Purchase of Common Stock	1,000	13.3800	03/20/2020